July 28, 2005



Mr. Nigel F. Penney
Chief Financial Officer
Chaparral Resources, Inc.
2 Gannett Drive, Suite 418
White Plains, New York  10604


	Re:	Chaparral Resources, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 16, 2005
		File No. 0-07261


Dear Mr. Penney:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

1. Please disclose in your financial statement notes the total amount of amortization expense per barrel of production as per Rule 4-10(c)(7)(i) of Regulation S-X. In this regard, it appears you have disclosed throughout your document the amount of amortization expense per barrel using the sales volumes you provide in the tabular presentation at page 7 of your filing. We note that for the years ended December 31, 2004 and December 31, 2002, the sales volumes provided at page 7 differ from the production volumes provided in the tabular presentation at page F-34 of your filing.

Controls and Procedures

Changes in Internal Controls over Financial Reporting, page 21

2. You state that there were "no significant changes in internal controls over financial reporting or other factors subsequent to December 31, 2004." Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph
(d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." See also paragraph 4(d) of Regulation S-K,
Item 601, Exhibit 31. Please revise your disclosure accordingly. This comment also applies to your Form 10-Q for the quarter ended March 31, 2005.

Exhibit 31.2

3. We note the certifications you provide appear to be inconsistent with the requirements of Item 601(b)(31) of Regulation S-K. As such, it appears you may need to revise the language of paragraphs 4(a), 4(b), 4(c), 5, 5(a), 5(b) and 6 of the certifications.

Engineering Comments

Supplemental Information - Disclosures about Oil and Gas Producing Activities - Unaudited, page F-33

Proved Oil and Gas Reserve Quantities (All within the Republic of
Kazakhstan), page F-34

4. We note the 70% positive revision to your year-end 2004 proved reserves and the 75% ratio of proved undeveloped reserves to total proved reserves. Please submit to us the McDaniel reserve study referenced on page 7. This report should include: one-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties; total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties. Include a base map(s) for the Karakuduk field that identify existing wells and PUD locations. Support with technical information - engineering exhibits and narratives - the 2004 revision. In future documents include a detailed explanation for such significant revisions as prescribed by Financial Accounting Standard 69, paragraph 11. You may contact us for guidance in this matter.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at
(202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Nigel F. Penney
Chaparral Resources, Inc.
July 28, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010